Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES
Date of last notice	5 December 2012

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered holder
Date of change	7 June 2013
No. of securities held prior to change

•      469,150 ordinary shares/CUFS registered in the name of the Director; and

•      1,453,058 options over unissued ordinary shares/CUFS comprising:

¡     860,000 Return on Capital Employed (ROCE) options under the 2006 JHIplc Long Term Incentive Plan (2006 Plan); and

¡      593,058 Relative Total Shareholder Return (TSR) options under the 2006 Plan.

Class	Ordinary shares/CUFS

Number acquired	45,687 ordinary shares/CUFS following vesting of Hybrid RSUs.

+	See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Number disposed	39,777 ordinary shares/CUFS sold
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• Vesting of Hybrid RSUs – Nil; and • Sale of Hybrid RSUs - $378,034.76
No. of securities held after change

Current relevant interest is:

•     475,060 ordinary shares/CUFS registered in the name of the Director (of which 5,910 are subject to a holding lock until 7 June 2015); and

•     1,453,058 options over unissued ordinary shares/CUFS comprising:

¡         860,000 ROCE options under the 2006 Plan; and

¡         593,058 TSR options under the 2006 Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Shares issued pursuant to vesting of Hybrid RSUs. Following the issue of these shares:

•     some were sold to fund US State and Federal withholding tax obligations (which are payable on vesting of RSUs) and transaction costs;

•     75% of the remaining shares were sold on-market in compliance with the James Hardie stock accumulation policy and as referred to in the announcement to the ASX on 10 December 2010; and

•     25% of the remaining shares have been retained and will be subject to a two-year holding lock in accordance with the James Hardie stock accumulation policy.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	RSUs are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.

+	See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Name of registered holder (if issued securities)	Louis Gries
Date of change	7 June 2013
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Current interests in contracts are: • 1,774,485 Relative TSR RSUs; • 212,146 Hybrid RSUs; and • 284,916 ROCE RSUs.
Interest acquired	Not applicable
Interest disposed	45,687 Hybrid RSUs vested on 7 June 2013.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the Restricted Stock Units.
Interest after change	Current interests in contracts are: • 1,774,485 Relative TSR RSUs; • 166,459 Hybrid RSUs; and • 284,916 ROCE RSUs.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+	See chapter 19 for defined terms.

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